EXHIBIT 99.1

Evotec SE: Bayer discontinues clinical development candidate eliapixant (BAY1817080), Evotec regains the rights to all P2X3 assets

Hamburg, Germany - Evotec SE (Frankfurt Stock Exchange, MDAX/TecDAX, ISIN: DE 000 566480 9, WKN 566480; NASDAQ) announces today that the Company has been informed by Bayer about a decision to discontinue the development of the investigational P2X3 receptor antagonist eliapixant (BAY1817080), which stems from a former Evotec/Bayer multi-target research alliance.

Following a review of the available data, Bayer concluded that the overall benefit no longer outweighs the risk in the actively pursued indications.

As a consequence of Bayer's decision, Evotec regains the rights to all P2X3 assets. The Company will evaluate the underlying data as soon as they are made available and will evaluate all options.

This decision has no impact on the overall strategic goals as outlined in Action Plan 2025.

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Contact: Dr Werner Lanthaler, Chief Executive Officer, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49.(0)40.560 81-242, werner.lanthaler@evotec.com